FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2006

Kimber Resources Inc.

(Translation of registrant's name into English)

Suite 215 - 800 West Pender St. Vancouver, British Columbia V6C 2V6 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No . ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

Exhibit Index

Exhibit Number	Description
99.1	MD&A and Interim Financial Statements Three Months Ended September 30, 2006

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kimber Resources Inc.
(Registrant)

By: /s/ " M.E. Hoole"

M.E. Hoole
Vice President & Corporate Secretary

Date   **November 14, 2006**

Kimber Resources Inc.
Management's Discussion and Analysis
November 1, 2006

The following management discussion and analysis of the Company's financial position is for the three month period ended September 30, 2006 and covers information up to the date of this report. This discussion should be read in conjunction with the attached financial statements and related "Notes to the Consolidated Financial Statements" which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). The discussion and analysis may contain certain forward-looking statements about the Company's future prospects, and the Company provides no assurance that actual results will meet management's expectations.

All amounts are stated in Canadian dollars unless indicated otherwise. Additional information regarding the Company is available on SEDAR at www.sedar.com and on the Company's website at www.kimberresources.com.

The Company's auditor has not reviewed these financial statements.

Introduction

Kimber Resources Inc. is a Canadian-based company principally engaged in the exploration of the Monterde gold/silver property (the "Property") located in the Monterde Mining District in the state of Chihuahua, Mexico. The Company's primary targets are open-pittable ore bodies, where gold and silver are amenable to extraction by heap leaching and, possibly, conventional milling. The Company's policy allocates the greater part of its funds to exploring for additional gold-silver resources on its principal asset, the Monterde Property.

While drilling exploration targets for additional gold and silver resources, the Company is advancing the Carmen deposit towards pre-feasibility status so that its full value can be recognized.

Results of Operations

The net loss for the three month period ended September 30, 2006 was $418,217 or $0.01 per common share compared with $502,769 or $0.01 per share loss for the three months ended September 30, 2005.

During the three months ended September 30, 2006 the Company spent $3,737,354 on its mineral properties ($2,380,014 in three months ended September 30, 2005); $463,237 for property acquisition payments and taxes and had mineral property expenditures of $3,274,117. The exploration costs at Monterde increased by $1,463,759 to $3,274,117, mostly due to increased drilling, assays and supplies to the field in relation to the Carmen property. Drilling costs were $1,707,218 compared to $859,291 in September 30, 2005. Assay costs during the three months ended September 30, 2005 were $402,225 compared to $136,290 for the comparable period ended September 30, 2005. Geological expenditures were $292,270 compared to $229,838 in the three months ended September 30, 2005.

In accordance with stock-based compensation policy required by the Canadian Institute of Chartered Accountants the Company recorded an expense of $98,815 on 300,000 stock options including 250,000 granted in the period. This is a non-cash expense and does not affect the Company's operations. Without this non-cash expense, the Company would have recorded a loss of $319,402 or $0.007 weighted average loss per share during the year.

Salary and benefits expenses increased to $197,275 in the three months ended September 30, 2006 from $149,143 in the three months ended September 30, 2005 due to salary increases and administrative demands that have grown with increases in the Company's activities in all areas and regulatory compliance requirements.

Investor relations and shareholder communications expenses decreased to $31,211 in the three months ended September 30, 2006 from $67,740 in the three months ended September 30, 2005 as there was no financing or roadshow in the third quarter of 2006.

Office and miscellaneous expenses increased during the period ended September 30, 2006 to $53,323 from $25,621 in 2005. The increase is mainly attributable to increased office supplies, printing costs and computer service and maintenance costs.

Rent expense for the head office increased to $25,834 in the period ended September 30, 2006 from $16,584 in the three month period ended September 30, 2005 as the result of an increase in rent and additional office space occupied.

The Company recorded a gain from foreign exchange of $21,058 during the three months ended September 30, 2006 as opposed to a loss of $1,100 in the period ended September 30, 2005. The loss comes from funds advanced to Mexico during the period that have declined in value due to fluctuations in the Mexican peso or United States Dollar relative to the Canadian dollar. The rate of exchange for the Mexican peso began the fiscal year at 0.09832 and closed higher to 0.1014 on September 30, 2006. The rate of exchange for the United States Dollar versus the Canadian dollar was 1.1201 at June 30, 2006 and 1.1142 September 30, 2006 with fluctuations during the quarter above and below the opening and closing rates.

Summary of Quarterly Results for periods ended December 31, 2004 to September 30, 2006

	Q2 Dec31/04	Q3 Mar31/05	Q4 Jun30/05	Q1 Sep30/05
Interest income	13,828	22,093	26,537	24,456
Total Loss	(469,966)	(500,446)	(536,681)	(502,769)
Loss per share	(0.02)	(0.02)	(0.01)	(0.01)

	Q2 Dec31/05	Q3 Mar31/06	Q4 Jun30/06	Q1 Sep30/06
Interest income	34,169	74,470	162,867	144,861
Total Loss	(608,484)	(546,797)	(705,370)	(418,217)
Loss per share	(0.02)	(0.01)	(0.02)	(0.01)

The Company is in the exploration stage, and therefore, variances in its quarterly losses are not affected by sales or production-related factors. Increases in costs are generally attributed to growth in operations and success in financing activities, which allow the Company to undertake further development and exploration on its properties.

Revenues for the Company are for interest and gains received on cash or short-term investments (low-risk banker's acceptance notes that yield 2.43% to 4.10% on an annual basis) classified as cash. Interest revenues fluctuate according to the amounts of funds held in deposit and interest rates offered during the period. Kimber does not have revenues from mining operations and does not expect to have revenues in the near future other than interest received on cash balances.

Financial Condition

At September 30, 2006, the Company had working capital of $11,690,765 (September 30, 2005 - $6,138,744). The change in working capital is the result of increased available cash and cash equivalents to $12,192,370 compared to the previous period (September 30, 2005 - $6,203,415). During the three months ended September 30, 2006 the Company issued 269,000 shares for net proceeds of $395,400 from option exercises.

Current liabilities were $1,752,689 at September 30, 2006 compared to $789,069 as at September 30, 2005. The amounts were routine accounts payable at the end of the period and were paid subsequently. The Company has no long-term indebtedness or long-term obligations.

The Company is committed to paying approximately $1,087,000 at November 1, 2006 for expenses billed, primarily for drilling and assays.

Cash Flows

The Company generates cash inflow from selling its shares either through financings or the exercise of existing share purchase warrants and stock options. There is a liquidity risk that these warrants and options may not be exercised if the price of the Company's share price falls below the exercise price due to market conditions.

Amounts receivable increased by $257,643 to $1,251,084 during the three months ended September 30, 2006 mainly attributable to input tax credit payments for IVA Tax receivable from the Government of Mexico. Receivables for IVA, which is 15% of expenditures in Mexico, increased during the year in line with increased overall expenditure in Mexico. Subsequent to September 30, 2006 the Company received approximately $361,000 for its IVA and at October 31, 2006 has a receivable of approximately $1,012,000. An advance payment made to the Government of Mexico during the previous fiscal year ended June 30, 2004 to acquire claims within the Monterde Property totalling $56,844 has now been repaid.

Prepaid expenses, which are mostly insurance policies and advances for investment conferences, increased since the fiscal year end by $7,134 to $53,971.

Property acquisition costs of $463,237 were incurred for option payments and concession taxes on the Monterde Property, principally the final payment for the El Coronel Concessions.

During the three months ended September 30, 2006 the Company issued 269,000 shares for net proceeds of $395,400 from option exercises.

	Number of Shares	Amount
Balance – June 30, 2005	33,732,828	$ 19,033,066
Private placements	10,380,832	19,095,038
Exercise of options	549,570	540,218
Exercise of warrants	2,451,692	4,413,050
Less share issue costs	-	(644,307)
Reallocation from contributed surplus on exercise of options	-	329,877
	13,382,094	23,733,876
Balance – June 30, 2006	47,114,922	42,766,942
Exercise of options	269,000	395,400
Reallocation from contributed surplus on exercise of options	-	204,815
	269,000	600,215
Balance – September 30, 2006	47,383,922	$ 43,367,157

Financings

The Company has not carried out any Financings since June 30, 2006.

Contractual Obligations

The Company has no long-term debt and does not anticipate that it will require debt financing for current planned expenditures. Kimber has no future contractual obligations to property vendors for the Monterde Property.

The Company leases its office premises under an operating lease which expires in the fiscal year ending June 30, 2011. The Company is obligated to make basic rent payments under its operating lease in each of the fiscal years from 2007 to 2011 totalling $376,136 at September 30, 2006. In addition, under the lease the Company has the obligation to pay its proportionate share of operating costs and taxes for the building.

Capital Resources and Liquidity

Capital resources of the Company consist primarily of cash and liquid short-term investments. As at October 31, 2006 the Company's working capital consisted of cash and cash equivalents of approximately $10,736,600, receivables of $1,051,000 and payables of $1,087,000. As at October 31, 2006, the overall net working capital of the Company was approximately $10,700,600.

If existing warrants and vested, in-the-money options were exercised, the Company would generate $5,775,987 (warrants - $2,819,999; options -$2,955,988).

At present, management believes that it has sufficient financial resources to continue operations at the current level until early-2007 and for general corporate purposes for the next 12 months.

The Company does not anticipate the payment of dividends in the foreseeable future.

Related Party Transactions

Amounts paid to related parties were in the normal course of operations and were valued at fair market value as determined by management.

Mineral Properties

Monterde Project

The Monterde Property is the Company's principal asset, located in the Sierra Madre Mountains of southwestern Chihuahua State, approximately 75 kilometres northwest of Glamis Gold Ltd.'s El Sauzal Project and approximately 50 kilometres southeast of the Ocampo Mining District. It is located in the Guazapares Municipality, approximately 260 road kilometres southwest of Chihuahua, Mexico. The Property is held through Kimber's 100% owned Mexican subsidiary, Minera Monterde, S. de R.L. de C.V.

Until June 18, 2006, Mr. Alan Hitchborn, B. Sc., then Vice President, Development, managed the field program on the Monterde Project. Since then field operations have been under the direction of Robert Longe, P. Eng, President and CEO of Kimber. Mr. J.B. Richards, P. Eng., Vice-President, Engineering, is the designated internal Qualified Person for the Project, responsible for quality control and verifying all data.

The Company has been actively drilling on the Monterde Property throughout the year and has expanded from one reverse circulation rig (RC) in July 2004 to three drills; a core drill and two reverse-circulation (RC) drills. One large RC drill has been returned to the supplier with the intention of replacing it with a smaller and more flexible drill in early 2007. The Company drills for twenty-day periods followed by ten-day breaks. This pattern allows geologists and engineers essential time to review and interpret incoming assay data that reveal the direction of mineralized structures for targeting future step-out holes. By avoiding "blind" holes drilling success rates have been high.

To October 31, 2006 there have been 577 reverse-circulation (RC) holes drilled on the Monterde Property totalling 120,845 metres and 120 core holes drilled over 27,179 metres. 467 of the RC holes were drilled on the Carmen deposit (98,699 metres); 45 holes on La Veta Minitas structure; 2 on the De Nada zone, 7 on El Orito Norte, and 56 holes drilled on the Carotare deposit. Results of individual drill holes can be found on the Company's website or on Sedar.

In January 2005, the Company expanded its property holdings by staking concessions adjacent to the Monterde Property. Ground measuring 37 kilometres in length was staked around and to the southeast both new structures and extensions of those already known. The land under Kimber's 100% control in the Monterde District is now approximately 29,000 hectares.

Carmen Deposit

The Carmen is the most advanced of the gold and silver deposits on the Monterde property. The current resource estimate on this deposit was prepared by block model methods by G. Giroux, P.Eng. of Micon International. His report, dated July 17th, 2006 is filed on SEDAR. This resource estimate is summarized in the table below.

Carmen Deposit Resource Estimate "M" (Block Model) above 0.3g/t Au							
	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Gold Eq.* (g/t)	Gold, ounces	Silver, ounces	Gold Eq.* ounces
Measured	21.2	0.87	44	1.45	589,300	29,934,200	988,400
Indicated	8.7	0.78	23	1.09	217,600	6,416,900	303,200
Measured & Indicated	29.9	0.84	38	1.34	806,900	36,351,100	1,291,600
Inferred	2.9	0.76	10	0.89	71,700	899,400	83,700

*conversion factor of 75 ounces of silver to one ounce of gold

A block model is a mathematical representation of the metal distribution on a regular grid of points in three dimensions that extend over the mineralized volume of rock tested by the drill holes. It is based on the same volume of rock from which the polygonal estimate was made. The grid intervals over which the estimate is made are set from assumptions made on how the deposit would be mined. In this case, the block dimensions were set at 6 by 6 metres square on benches 6 metres high, that is 6 metre cubes. A block model is desirable because it can be used as the input to computer software used in mine design.

The grade distribution of both gold and silver separately were modeled by interpretation of assay data on bench plans within the previously determined mapable limits of 0.1 and 35 g/t for gold and silver, respectively. The grade values at the block centres were estimated by ordinary kriging. Kriged estimates typically contain more tonnes at lower grade than polygonal estimates due to the smoothing effect of averaging block grades from several adjacent drill holes. The Measured and Indicated categories in the block model indicate similar metal content to the polygonal estimate. Inferred resources are reduced because the criteria for this category in block models are more stringent than in polygonal estimates. In any case Inferred resources cannot be raised to Reserve status.

The block model estimate shown above was preceded by a polygonal estimate. Both polygonal and block model estimates were based on the 344 reverse circulation (RC) holes drilled on the Carmen deposit for which results were available to February 15, 2006. The polygonal estimate was prepared by the Company's geological and engineering staff.

Although no longer current, this polygonal estimate is shown because it is used for year-by-year comparisons in total resources on the Monterde property and also for comparison with other deposits on the Monterde property, which were also estimated by polygonal methods. The table is also useful as an indication of Inferred resources determined by geological extrapolation. The numbers shown below differ slightly from those in the news release dated April 20, 2006 due to refinement in the data during report preparation.

Carmen Deposit Resource Estimate "M" (Polygonal)							
	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Gold Eq.* (g/t)	Gold, ounces	Silver, ounces	Gold Eq.* ounces
Measured	18.902	0.94	57	1.70	574,300	34,613,000	1,036,000
Indicated	3.808	1.08	43	1.65	132,400	5,311,000	203,000
Measured & Indicated	22.710	0.97	55	1.70	706,700	39,924,000	1,239,000
Inferred	7.433	1.36	38	1.87	325,200	9,068,000	446,000

*conversion factor of 75 ounces of silver to one ounce of gold

Boundaries to the mineralized body, incorporating the revised understanding of controls to mineralization, were drawn manually on each of 30 vertical sections 25 metres apart. Polygons were then drawn to outline mineralized blocks to cut-off grades at 0.3 g/t gold or 35 g/t silver, if the gold grade is below 0.3 g/t.

Bulk Density
The bulk density value used in current resource estimates, 2.30 tonnes per cubic metre, is based on measurements using drill core.

Cost of Resource Ounces

The cost of resource ounces to date (using all property-related costs, exclusive of overhead and purchase payments, applied to all resource categories, including Inferred) is approximately $10 per gold-equivalent ounce.

Metallurgical Testing
Metallurgical testing to determine silver and gold recovery rates is ongoing. The most recent cyanide leach tests completed on 93 samples of drill core from the Carmen and related splays gave average recoveries of 90% for gold and 41% for silver. Silver has a particularly wide range (9% to 98%). Petrographic studies to determine the reasons for the variation and other leach tests are in progress.

The silver recovery measurements from the only column tests completed to date have been very low. Since these samples were taken, silver recovery has been found to vary with location within the deposit. Some zones within the deposit indicate high recovery. Additional metallurgical testing remains a high priority. In the meantime, the low silver recoveries from the column tests are being used and will have a negative impact on the pre-feasibility study.

Veta Minitas

This small, partially drilled deposit lies approximately 200 metres to the west of the Carmen.

Veta Minitas Resource Estimate of November 2004 (Polygonal)							
	Tonnes	Gold (g/t)	Silver (g/t)	Gold Eq.* (g/t)	Gold, ounces	Silver, ounces	Gold Eq.* ounces
Measured	701,000	0.63	88	1.66	14,200	1,974,900	40,600
Indicated	176,000	1.03	105	2.26	5,800	591,800	13,700
Measured & Indicated	877,000	0.71	91	1.78	20,000	2,600,000	54,300

| Inferred | 381,000 | 0.37 | 69 | 1.18 | 5,000 | 840,000 | 15,700 |

*conversion factor of 75 ounces of silver to one ounce of gold

As with the Carmen deposit, grade cut-off is 0.3 grams gold per tonne or 35 grams silver per tonne if the gold grade is less than 0.3 grams per tonne.

Carotare Deposit

The Carotare deposit lies two kilometres to the west of the Carmen. On November 8, 2005, the Company delivered a resource estimate on the Carotare deposit based on the 28 holes drilled. This is the first mineral resource estimate since the Carotare was first discovered in April 2005. The estimate was prepared under the supervision of External Qualified Person, Mr. A.A. Burgoyne, P.Eng. of Burgoyne Geological Inc. As shown in the table below, the Carotare estimate outlines a Measured & Indicated resource of 105,000 gold equivalent ounces and an Inferred resource of 143,000 gold equivalent ounces.

Carotare Resource Estimate of November 2005 (Polygonal)							
	Tonnes	**Gold (g/t)**	**Silver (g/t)**	**Gold Eq.* (g/t)**	**Gold, ounces**	**Silver, ounces**	**Gold Eq.* ounces**
Measured	1,680,000	0.81	29	1.20	44,000	1,577,700	65,000
Indicated	1,020,000	0.83	29	1.22	26,900	944,900	40,000
Measured & Indicated	2,700,000	0.82	29	1.21	71,000	2,525,000	105,000
Inferred	3,780,000	0.85	25	1.18	103,000	2,990,000	143,000

*conversion factor of 75 ounces of silver to one ounce of gold

Gold to Silver Equivalent Values
At approximately 40 million ounces of silver in Measured & Indicated and more than 9 million ounces in the Inferred category, silver remains a very important component of the deposit. During the period, the Company began using a conversion factor of 75 ounces of silver for one ounce of gold for calculating gold-equivalent values, to reflect changes in the prices of both metals and the expected recoveries of each. The conversion factor may be revised as prices change and as more is known about recoveries.

Potential of the Monterde Property (29,000 hectares)
Although an increase in the value of the Carmen deposit may follow from further enlargement and probable inclusion of Veta Minitas and from upgrading resources to reserves (expected from a pre-feasibility study), the greatest potential for the Monterde Property lies in its other exploration targets. Two exploration targets (the Carotare and El Orito Norte) have already been identified and one already has become a deposit with a mineral resource defined.

Drilling on the Carmen deposit continues to be directed at locating additional resources and converting those in the Inferred category to Measured & Indicated.

Drilling to date has been confined to less than 50 hectares of the 29,000 hectare property.

Objectives

The Company is advancing the Carmen Deposit towards pre-feasibility and has expanded its focus to include exploration of areas outside the Carmen. Now, with two excellent exploration targets, Carotare, and El Orito Norte, Kimber's objectives include a significant increase of gold-equivalent resource ounces. There is, of course, no guarantee that any such objective can be achieved, but management believes there is significant potential for additional resources in the currently identified discovery areas of the Monterde Property.

Earlier Resources Estimates within Financial Year

Development of Carmen and Resource "Estimate L"

On September 6, 2005 the Company announced Estimate "L", (since superseded by Estimate "M") a polygonal estimate using a 273 reverse circulation holes drilled on the Carmen for which results were available by August 18, 2005. The estimate was prepared by the Company's geological and engineering staff under the supervision of External Qualified Person, Mr. A.A. Burgoyne, P.Eng of Burgoyne Geological Inc.

Monterde Property Payments

The Company owns a 100% interest in the Monterde concessions having acquired the concessions by payment of total consideration of US$1,054,900.

El Coronel concessions

The Company owns a 100% interest in the El Coronel mineral concessions by having made the payment of US$1,000,000, US$617,000 of which had been paid at June 30, 2006. The remaining US$383,000 was paid on July 31, 2006.

Safety

On September 12, 2006 an employee of Minera Monterde, S. de R.L. de C.V., a subsidiary of Kimber Resources Inc., was involved in a road collision with a group of cyclists while driving a truck owned by the subsidiary resulting in injuries and a fatality to individuals not employed by Kimber Resources or its subsidiaries. The financial impact of this event, if any, is indeterminable.

The Company has reviewed its policies and is strengthening its controls over the use of Company vehicles.

Kimber continues to encourage a safe work environment. Regular safety meetings are held and protective equipment is mandatory.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements or transactions and none are contemplated.

Financial and Other Instruments

Up to the present time, the Company has maintained its cash balances in Canadian dollars and converts them to United States dollars or Mexican Pesos when payments are required. No hedging has been undertaken to date as management has viewed the Canadian dollar as the stronger currency in recent years.

The Company's financial instruments consist of cash, amounts receivable, amount due from related parties, prepaid expenses, investments, accounts payable and accrued liabilities and amounts due to related parties. The balances in these accounts are reported in Canadian dollars and are recorded at their fair value. Property payment commitments are due in United States dollars so there is a risk of increased costs on these payments as a result of fluctuations in foreign exchange rates.

Legal Proceedings

The Company and its subsidiary are not parties to any legal proceedings and have no contingent liabilities.

Subsequent Events

1. Kimber Resources Inc., through a previously inactive wholly-owned Mexican subsidiary, Minera Pericones S. A. de C.V. (Mexico), has acquired a new property, approximately 6320 hectares in size in Estado de Mexico. Staking of the property was initiated some time ago, but the announcement of the acquisition was postponed until title could be made secure. The property ("Pericones") covers at least two areas which are prospective for bulk tonnage silver deposits.

2. A resolution has been reached to the impending proxy battle with Mr. James Puplava, a director and significant shareholder. Mr. Puplava has agreed to withdraw his requisition for a shareholders meeting, to retract his news release of October 23, 2006 and not to proceed with a proxy battle. The independent committee of the board of directors has completed its investigation of allegations made by Mr. Puplava and by management and has reviewed its findings and recommendations with the Company's Board of Directors.

3. In order to help facilitate the above resolution, Mr. Michael Hoole has agreed to step down as a director to allow the appointment of an independent director. Mr. Larry Bell was appointed as a director of the company to replace Mr. Hoole for a term ending at the annual general meeting in 2007 and Dr Leanne Baker was appointed as a seventh Director. In addition, the Board of Directors has approved the nominations of Mr. Stephen Quin and Dr. Keith Barron for election at the 2006 annual general meeting of shareholders as independent directors to replace Mr. Clifford Grandison and Mr. Luard Manning whose terms of office will expire. Dr. Baker will also be nominated for election at the 2006 annual general meeting.

4. During October 2006, 741,100 options, belonging to a former officer, lapsed unexercised.

5. During October 2006, the Company's wholly owned subsidiary, Minera Monterde S. de R.L de C.V. (Mexico), received $361,000 of refunds from the Government of Mexico in respect of IVA TAX paid previously.

Changes in Accounting Policy

There were no changes to accounting policies adopted in the three months ended September 30, 2006.

Disclosure Controls and Procedures

The Company has disclosure controls and procedures in place to provide reasonable assurance that material information is made known to the President and Chief Financial Officer and other officers and have concluded that its disclosure controls and procedures are effective.

Outstanding Share Data

The Company has one class of shares and at September 30, 2006 the Company had 47,383,922 shares issued and 52,309,388 outstanding on a fully diluted basis.

The Company has a stock option plan and at September 30, 2006 there were 3,358,800 options outstanding. Of the 3,358,800 options granted to employees, directors and consultants 2,469,127 had vested.

The Company has 1,566,666 warrants outstanding as at September 30, 2006 all exercisable at $1.80.

Risk and Uncertainties

Except for historical information contained in this discussion and analysis, disclosure statements contained herein are forward-looking, which statements are subject to risks and uncertainties, which could cause actual results to differ materially from those in such forward-looking statements.

The Company is a mineral exploration company and is exposed to a number of risks and uncertainties that are common to other companies in the same business; some of these risks have been discussed elsewhere in this report and in the notes to financial statements.

The Company's financial success is subject to general market conditions, which affect mining and exploration companies. The value of the Company's mineral resources and future operating profit and loss may be affected by fluctuations in precious metal prices, over which the Company has no control, although it may choose to hedge some of its future production. The cost of exploration and future capital and operating costs are affected by foreign exchange rates for the Canadian dollar, United States dollar and Mexican peso. The Company can mitigate the effects of these rate fluctuations, to some extent, through forward purchases. Because of its limited operating record and history of losses, it may not be able to hedge future risk to the extent it feels is warranted. The Company also competes with other mining companies, which are larger and have more economic resources to acquire prospective exploration properties or producing mines.

The Company also faces certain risks and uncertainties specific to its circumstances. The Company's ability to obtain financing to explore for mineral deposits and to continue and complete the development of those properties it has classified as assets is not assured; nor is there assurance that the expenditure of funds will result in the discovery of an economic mineral deposit. The Company has not completed a feasibility study on any of its deposits to determine if it hosts a mineral resource that can be economically developed and profitably mined. While the Company has used its best efforts to secure title to all its properties and secured access to surface rights, these titles or rights may be disputed.

KIMBER RESOURCES INC.

Consolidated Interim Financial Statements
(Unaudited)
(stated in Canadian dollars)

Three Months Ended September 30, 2006

These financial statements have not been reviewed by the Company's auditors.

KIMBER RESOURCES INC.
Consolidated Balance Sheets
(Unaudited)
(stated in Canadian dollars)

	September 30, 2006		June 30, 2006
ASSETS			
Current assets			
Cash and cash equivalents	$ 12,192,370	$	15,866,960
Amounts receivable	1,251,084		993,441
Due from related party	-		-
Prepaid expenses	53,971		46,837
	13,497,425		16,907,238
Equipment	681,974		603,347
Unproven mineral right interests (Schedule and note 3)	25,487,174		21,749,820
	$ 39,666,573	$	39,260,405
LIABILITIES			
Current liabilities			
Accounts payable and accrued liabilities	$ 1,752,689	$	1,422,519
	1,752,689		1,422,519
SHAREHOLDERS' EQUITY			
Share capital (note 4)	43,367,157		42,766,942
Contributed surplus (note 5)	1,690,853		1,796,853
Deficit	(7,144,126)		(6,725,909)
	37,913,844		37,837,886
	$ 39,666,573	$	39,260,405

Approved on behalf of the Board of Directors:

"L. J. Manning"   *"R. L. Longe"*
Director   Director

See notes to the consolidated financial statements.

2

KIMBER RESOURCES INC.
Consolidated Statements of Operations and Deficit
(Unaudited)
(stated in Canadian dollars)

		Three Months Ended September 30,		
		2006		**2005**
		(Unaudited)		
Expenses				
Amortization of equipment	$	9,414	$	5,366
Foreign exchange (gain) loss		(21,058)		1,100
General exploration		38,974		-
Interest and bank charges		482		373
Investor relations and shareholder communications		31,211		67,740
Legal and audit		68,727		26,256
Office and miscellaneous		53,323		25,621
Rent		25,834		16,584
Salaries and benefits		197,275		149,143
Transfer and filing fees		21,018		28,125
Travel and accommodation		39,063		26,018
		464,263		346,326
Loss before other items		(464,263)		(346,326)
Other items				
Investment income		144,861		24,456
Stock-based compensation (note 5)		(98,815)		(180,899)
Net loss for the period		(418,217)		(502,769)
Deficit - beginning of period		(6,725,909)		(4,362,489)
Deficit - end of period	$	(7,144,126)	$	(4,865,258)
Loss per share – basic and diluted	$	(0.01)	$	(0.01)
Weighted average number of common shares outstanding		47,255,194		35,000,943

See notes to the consolidated financial statements.

KIMBER RESOURCES INC.
Consolidated Statements of Cash Flows
(Unaudited)
(stated in Canadian dollars)

		Three Months Ended September 30,		
		2006		**2005**
Cash provided by (used for):				
Operating Activities				
Net loss for the period	$	(418,217)	$	(502,769)
Items not involving cash				
Amortization of equipment		9,414		17,120
Stock-based compensation		98,815		180,899
		(309,988)		(304,750)
Net changes in non-cash working capital items				
Amounts receivable		(257,643)		(218,158)
Due from related parties		-		750
Prepaid expenses		(7,134)		417
Accounts payable and accrued liabilities		330,170		(111,200)
Due to related parties		-		(465)
		(244,595)		(633,406)
Investing Activities				
Purchase of equipment		(88,041)		(10,133)
Unproven mineral rights		(3,737,354)		(2,380,014)
		(3,825,395)		(2,390,147)
Financing Activities				
Common shares issued for cash		395,400		4,999,998
Share issuance costs		-		(61,678)
		395,400		4,938,320
Increase in cash during the period		(3,674,590)		1,914,767
Cash and cash equivalents - beginning of period		15,866,960		4,288,648
Cash and cash equivalents - end of period	$	12,192,370	$	6,203,415

Supplemental Disclosure of Non-Cash Investing and Financing Activities

Financing activities				
Shares and warrants issued for finder's fee	$	-	$	28,668
Options issued for agent's fees		-		91,021
Share issue costs		-		(119,689)
		-		-

See notes to the consolidated financial statements.

Consolidated Schedule of Unproven Mineral Right Interests
(Unaudited)
(stated in Canadian dollars)

	June 30, 2006	Net Costs	September 30, 2006
MEXICO			
Monterde Property			
Acquisition	$ 2,238,608	$ 463,237	$ 2,701,845
Exploration and Engineering			
Amortization	122,016	23,812	145,828
Assays	2,031,587	402,225	2,433,812
Drilling	8,244,636	1,707,218	9,951,854
Engineering	1,009,830	158,609	1,168,439
Environmental study	646,591	30,641	677,232
Field, office	396,684	30,838	427,522
Geological, geophysical	2,877,709	292,270	3,169,979
Legal	300,883	40,381	341,264
Maps, reports, reproductions	514,157	44,971	559,128
Metallurgy	267,492	12,334	279,826
Road construction	986,489	51,627	1,038,116
Salary and wages	307,607	78,444	386,051
Scoping study	11,392	-	11,392
Socioeconomic studies	26,619	3,956	30,575
Stakeholder costs	42,275	-	42,275
Supplies	902,925	324,500	1,227,425
Travel, accommodation	771,255	72,291	843,546
Third party recoveries	(9,931)	-	(9,931)
	19,450,216	3,274,117	22,724,333
	21,688,824	3,737,354	25,426,178
Setago Property			
Acquisition	6,752	-	6,752
Exploration		-	
Assays	5,567	-	5,567
Engineering	535	-	535
Field, office	413	-	413
Geological, geophysical	33,204	-	33,204
Maps, reports, reproductions	145	-	145
Road construction	7,695	-	7,695
Supplies	919	-	919
Travel, accommodation	5,766	-	5,766
	54,244	-	54,244
	60,996		60,996
Total unproven mineral right interests	$ 21,749,820	$ 3,737,354	$ 25,487,174

See notes to the consolidated financial statements.

1. Nature of Operations

Kimber Resources Inc. ("the Company") is incorporated in British Columbia, Canada, and is involved in the acquisition and exploration of mineral rights in Mexico. At the date of these financial statements, the Company has not yet determined whether any of its mineral rights contain economically recoverable mineral reserves. Accordingly, the carrying amount of deferred unproven mineral rights represents expenditures made to date and does not necessarily reflect present or future values. The recovery of these costs is dependent upon the discovery of economically recoverable mineral reserves and the ability of the Company to obtain the necessary financing to complete their exploration and development and to resolve any environmental, regulatory, or other constraints.

The Company has taken steps to verify title to its mineral right interests in accordance with industry standards for the current stage of exploration of these properties, however, these procedures do not guarantee that title to these rights may be subject to unregistered prior agreements or other undetected defects.

The Company does not generate cash flow from operations and accordingly, the Company will need to raise additional funds through future issuance of securities. Although the Company has been successful in raising funds in the past, there can be no assurance the Company will be able to raise sufficient funds in the future, in which case the Company may be unable to meet its obligations as they come due in the normal course of business. Should the Company be unable to realize its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts on the balance sheet.

2. Accounting Principles and Use of Estimates

These unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles (GAAP) and should be read in conjunction with the Company's annual audited financial statements and accompanying notes for the year ended June 30, 2006 as these statements do not contain all the disclosures required by Canadian GAAP for annual financial statements. These interim financial statements are stated utilizing the same accounting policies and their methods of application as the most recent annual financial statements, but are not necessarily indicative of the results to be expected for a full year.

The consolidated interim financial statements include the accounts of the Company and its wholly owned subsidiary, Minera Monterde S. de R.L de C.V. (Mexico). The consolidated interim financial statements include the accounts of the Company and its wholly owned subsidiary, Minera Monterde S. de R.L de C.V. (Mexico). The Company has two other subsidiaries, Minera Pericones S. A. de C.V. and Kimber Resources de Mexico S. A. de C.V., which have been inactive up until September 30, 2006.

3. Unproven Mineral Right Interests

The Company's mineral rights are located in the State of Chihuahua, Mexico.

Monterde Property

The Monterde Property consists of the Monterde concessions, the contiguous El Coronel concessions and staked concessions. The entire Monterde Property comprises of 34 mineral concessions in the Sierra Madre in the State of Chihuahua, Mexico.

Monterde concessions
The Company owns a 100% interest in the Monterde concessions having acquired the concessions by payment of total consideration of US$1,054,900.

(stated in Canadian dollars)

3. Unproven Mineral Right Interests (continued)

El Coronel concessions
The Company owns a 100% interest in the El Coronel mineral concessions by having made the payment of US$1,000,000, US$617,000 of which had been paid at June 30, 2006. The remaining US$383,000 was paid on July 31, 2006.

Staked concessions
The Company has a 100% interest in concessions that were staked adjacent to the Monterde concessions and El Coronel concessions. There are no payment obligations for these staked concessions aside from annual taxes.

Setago Property

The Company staked the Setago Property in 2004, which lies approximately 24 kilometres to the west of the Monterde Property and consists of one exploration concession. The property requires no payments, other than for annual taxes ($2,178 in 2006).

4. Share Capital

a) Authorized: 80,000,000 common shares without par value

b) Issued and outstanding:

	Number of Shares	Amount
Balance – June 30, 2005	33,732,828	$ 19,033,066
Private placements	10,380,832	19,095,038
Exercise of options	549,570	540,218
Exercise of warrants	2,451,692	4,413,050
Less share issue costs	-	(644,307)
Reallocation from contributed surplus on exercise of options	-	329,877
	13,382,094	23,733,876
Balance – June 30, 2006	47,114,922	42,766,942
Exercise of options	269,000	395,400
Reallocation from contributed surplus on exercise of options	-	204,815
	269,000	600,215
Balance – September 30, 2006	47,383,922	$ 43,367,157

c) Warrants

At September 30, 2006, 1,566,666 warrants were outstanding which are exercisable at $1.80 per share to February 26, 2007. No warrants have been granted or exercised since June 30, 2006.

(stated in Canadian dollars)

4. Share Capital (continued)

d) Stock Options

The Company's stock option plan allows the Company to grant up to 5,294,613 stock options, exercisable at the market price as determined on the last trading date preceding their grant, and vesting as to 1/3 of their number on the date of their grant and then 1/3 in each nine month period thereafter.

Summary of stock option activity:

	3 Months ended Sept 30, 2006		Year ended June 30, 2006	
	Options Outstanding	Weighted average exercise price	Options Outstanding	Weighted average exercise price
Balance, beginning of period	3,402,800	$ 1.21	3,435,450	$ 1.11
Granted	250,000	2.40	527,000	1.64
Exercised	(269,000)	1.47	(549,570)	1.26
Cancelled	(25,000)	1.79	(10,080)	1.80
Balance, end of period	3,358,800	$ 1.27	3,402,800	$ 1.21

Stock options outstanding and exercisable at September 30, 2006 are as follows:

Exercise price	Number outstanding	Number exercisable	Expiry date
$			
0.45	1,003,700	703,700	June 2007 – October 2007
0.46	30,000	30,000	February 2008
0.73	686,100	436,100	August 2008
2.05	175,000	175,000	January 2009
2.14	690,000	690,000	October 2009
1.80	25,000	25,000	December 2009
1.70	40,000	26,666	April 2010
1.65	409,000	265,995	September 2010
1.50	50,000	33,333	December 2010
2.40	250,000	83,333	July 2011
	3,358,800	2,469,127	

5. Contributed Surplus and Stock-based Compensation

The fair value of stock options granted is estimated using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate – 3.1%-4.3% (2005 – 3.1%-3.6%); estimated share price volatility – 41%-66% (2005 – 59%-62%); expected life – 1.5-5 years (2005 – 1.5-5 years).

Option pricing models require the use of estimates and assumptions including the expected volatility. Changes in these underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide a reliable measure of the fair value of the Company's stock options.

(stated in Canadian dollars)

5. Contributed Surplus and Stock-based Compensation (continued)

Stock-based-compensation has been recognized for the following grants:

Balance - June 30, 2005		1,366,406
Options granted to employees and consultants		760,324
Share options exercised, transfer to share capital		(329,877)
Balance - June 30, 2006	$	1,796,853
Options granted to employees and consultants		98,815
Share options exercised, transfer to share capital		(204,815)
Balance – September 30, 2006	$	1,690,853

For stock options granted and not vested, compensation expense is recognizable in future periods as follows:

June 30, 2007	196,334
June 30, 2008	90,855
	$287,189

6. Subsequent Events

1. Kimber Resources Inc., through a previously inactive wholly-owned Mexican subsidiary, Minera Pericones S. A. de C.V. (Mexico), has acquired a new property, approximately 6320 hectares in size in Estado de Mexico. Staking of the property was initiated some time ago, but the announcement of the acquisition was postponed until title could be made secure. The property ("Pericones") covers at least two areas which are prospective for bulk tonnage silver deposits.

2. A resolution has been reached to the impending proxy battle with Mr. James Puplava, a director and significant shareholder. Mr. Puplava has agreed to withdraw his requisition for a shareholders meeting, to retract his news release of October 23, 2006 and not to proceed with a proxy battle. The independent committee of the board of directors has completed its investigation of allegations made by Mr. Puplava and by management and has reviewed its findings and recommendations with the Company's Board of Directors.

3. In order to help facilitate the above resolution, Mr. Michael Hoole has agreed to step down as a director to allow the appointment of an independent director. Mr. Larry Bell was appointed as a director of the company to replace Mr. Hoole for a term ending at the annual general meeting in 2007 and Dr Leanne Baker was appointed as a seventh Director. In addition, the Board of Directors has approved the nominations of Mr. Stephen Quin and Dr. Keith Barron for election at the 2006 annual general meeting of shareholders as independent directors to replace Mr. Clifford Grandison and Mr. Luard Manning whose terms of office will expire. Dr. Baker will also be nominated for election at the 2006 annual general meeting.

4. During October 2006, 741,100 options, belonging to a former officer, lapsed unexercised.

5. During October 2006, the Company’s wholly owned subsidiary, Minera Monterde S. de R.L de C.V. (Mexico), received $361,000 of refunds from the Government of Mexico in respect of IVA TAX paid previously.

Form 52-109F2 - Certification of Interim Filings

I, Robert Longe, President and Chief Executive Officer of Kimber Resources Inc., certify that:

1.   I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of Kimber Resources Inc., (the issuer) for the period ended September 30, 2006;

2.   Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.   Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

4.   The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer and we have:

   a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

   b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5.   I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: November 9, 2006

"Robert V. Longe"
President and Chief Executive Officer

Form 52-109F2 - Certification of Interim Filings

I, Gordon Cummings, Chief Financial Officer of Kimber Resources Inc., certify that:

1.   I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Kimber Resources Inc., (the issuer) for the period ended September 30, 2006;

2.   Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.   Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

4.   The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer and we have:

   a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

   b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5.   I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: November 9, 2006

"Gordon Cummings"
Chief Financial Officer